ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

February 7, 2007, Vancouver, B.C.

Symbol“AKV”: TSX Venture Exchange

  Symbol “AXVEF”: OTC BB

ACREX VENTURES COMPLETES STRATEGIC PROPERTY ACQUISITION AT SPANISH MOUNTAIN

Acrex Ventures Ltd. ("Acrex") is pleased to announce the acquisition of strategically located mineral tenures that adjoin its Spanish Mountain Property, located near Likely, BC.  The Spanish Mountain Property is located immediately adjacent to and along strike from Skygold Ventures Ltd. and Wild Rose Resources Ltd. Spanish Mountain joint venture gold project.

The newly acquired claims comprise 118 hectares of land in two mineral tenures “Moorehead 12”, Tenure No. 537371, and “Moorehead 13”, Tenure No. 537372. The claims lie immediately to the west and south of Acrex’s northern claim group.  Acrex has negotiated 100% interest in the claims for a purchase price of $10,000 and 200,000 shares.

Acrex completed diamond drilling on its Spanish Mountain property in the fall of 2006.   This drilling returned several significant intersections, including 2.54 grams per tonne gold over 1.51 metres from drill hole 06SpM-15 (see news release dated January 17, 2007).  The higher gold values obtained near to the bottom of that drill hole suggest that this corridor has gold potential both laterally and at depth.  Acrex is currently planning a 2007 work program to further investigate this gold-bearing corridor.  The newly acquired claims cover areas considered of interest due to their location relative to soil geochemical anomalies and placer gold mining activities that lie adjacent to or within the prospective gold-bearing geologic corridor.

Acrex is currently planning to complete an airborne magnetic/electromagnetic survey on its property in order to define sedimentary horizons with potential to host gold-bearing structures, and to tie the gold-bearing intercepts of hole 15 to the trend of the regional sedimentary structures.  Follow-up detailed soil geochemical sampling, combined with bedrock trenching and eventual drilling of targets produced from this work is also recommended for 2007.

Mr. Perry Grunenberg, P.Geo, of PBG Geoscience is the Company's supervisor for the Spanish Mountain Project and "Qualified Person" for the purpose of National Instrument 43-101.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.